EXHIBIT 99.46

British Columbia Securities Commission Corporate Finance SEDAR Electronic Correspondence	P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver BC V7Y 1L2 Canada Telephone: (604) 899-6500 Fax: (604) 899-6581 (BC and Alberta only) 1-800-373-6393

RECEIPT

mCloud Technologies Corp.

This receipt evidences that Nunavut has issued a receipt for the Preliminary Short Form Base Shelf Prospectus of the above Issuer dated April 22, 2020.

April 24, 2020

Allan Lim
Allan Lim, CPA, CA
Manager, Corporate Finance

SEDAR Project Number 2987423